Exhibit 11.1

PartnerRe Ltd.

Computation of Net Income per Common and Common Equivalent Share

For the Three Months Ended March 31, 2002

(Expressed in thousands of U.S. dollars, except per-share amounts)

	For the Three Months Ended March 31, 2003			For the Three Months Ended March 31, 2002
	Income (Numerator)	Shares (Denominator)	Per-Share Amount	Income (Numerator)	Shares (Denominator)	Per-Share Amount
Net Income	$124,632			$63,255
Less: Preferred stock dividends	5,000			5,000

Net Income available to common shareholders/ Basic Net Income Per Share	119,632	52,403.2	$2.28	58,255	50,202.6	$1.16

Effect of Dilutive Securities:
Class B Warrants		898.6			918.9
Stock Options		436.8			566.0

Net income available to common shareholders/Diluted Net Income Per Share	$119,632	53,738.6	$2.23	$58,255	51,687.5	$1.13

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